AA Mission Acquisition Corp. II
21 Waterway Avenue, STE 300 #9733

The Woodlands, TX 77380

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Howard Efron, Kristina Marrone

RE:	AA Mission Acquisition Corp. II
Registration Statement on Form S-1, as amended
Filed on September 24, 2025
File No. 333-289768

Dear Mr. Howard and Ms. Kristina,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, AA Mission Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 30, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

AA Mission Acquisition Corp. II

	By:	/s/ Qing Sun
	Name:	Qing Sun
	Tite:	Chief Executive Officer

	cc:	Michael Blankenship, Winston & Strawn LLP